

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

December 15, 2009

Richard J. Boyle, Jr.
Chief Executive Officer
LoopNet, Inc.
185 Berry Street, Suite 4000
San Francisco, CA 94107

       Re: **LoopNet, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed February 27, 2009
              File No. 000-52026

Dear Mr. Boyle:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 14

Base Salary, page 15

1.   We note that you benchmark your executive officers' base salaries to approximately the 50th and 75th percentile of companies in your peer group. You also disclose that Mr. Boyle's base salary fell slightly below the 50th percentile of chief executive officers in your peer group, but you do not provide further explanation as to why Mr. Boyle's base salary fell outside the targeted percentile. In future filings, please

describe in detail the reasons why a named executive officer's base salary fell outside the targeted percentile range. Please confirm that you will provide similar disclosure in future filings and tell us how you plan to comply.

2. Refer to comment 1 above. We note your disclosure that your other executive officers' base salaries fell within the target percentile range, but that the compensation committee also evaluates "each employee's overall responsibilities, professional qualification and business experience." Please expand your CD&A to explain how and why each named executive officer received the base salary increase that he did in 2008. Your disclosure should specifically note what aspects of the officer's responsibilities, qualifications and experience were taken into account by the compensation committee and how that evaluation led to the compensation award that it did. Provide similar disclosure in future filings and tell us how you plan to comply.

Annual Incentive Pay, page 15

3. We note from your response letter to the staff dated July 14, 2008 that with respect to cash bonuses and the use of targets for prior fiscal years, you confirmed that you would disclose actual performance targets, actual performance results and an analysis of how those targets and results impacted the actual bonuses paid. We note, however, that you have not included such information in your disclosure. For example, you disclose that your financial performance fell below the targeted goal, but you did not quantify your revenue and EBITDA targets for 2008. In future filings, please disclose the actual performance targets, the actual performance results and an analysis of how this impacted the actual bonus amounts paid to each named executive officer. Provide us with sample disclosure and confirm that you will provide similar disclosure as applicable in future filings.

4. We note that Mr. Warthen received a greater bonus than he did in 2007 "due to his exceptional individual performance." Please expand your disclosure to provide more information about Mr. Warthen's performance, citing to specific instances in which Mr. Warthen excelled, and explain why his performance led to the compensation award that he received.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief